

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Kevin Halleran
Chief Financial Officer
Blue Owl Digital Infrastructure Trust
150 N. Riverside Plaza, 37th Floor
Chicago, IL 60606

> **Re: Blue Owl Digital Infrastructure Trust**
> **Amended Registration Statement on Form 10-12G**
> **Filed July 18, 2025**
> **File No. 000-56758**

Dear Kevin Halleran:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amended Registration Statement on Form 10-12G filed July 18, 2025

General

1. We note that you propose to hold some assets through joint ventures in order to facilitate co-investment with third parties. Please address whether you expect any such joint ventures to meet the definition of "investment company" under Section 3(a) of the Investment Company Act of 1940 (the "1940 Act") and, if so, whether you expect such joint ventures to rely on any exemptions or exclusions therefrom. To the extent that a joint venture is an investment company for purposes of Section 3(a) of the 1940 Act and cannot rely on any exclusion or exemption, please address the impact on the investment company status of the Operating Partnership and the Company as a whole.

2. You state that your business will be focused primarily on "digital infrastructure assets" which you define as ". . . including data center assets, fiber, cell towers and other technology- and connectivity-related real assets, and to a lesser extent, portfolio companies that perform services relating to, or that otherwise engage in, businesses

relating to digital infrastructure assets." We further note that you intend to rely on Section 3(c)(5)(C) of the 1940 Act in the event that you are or become an investment company for purposes of Section 3(a). Please describe in further detail the categories of digital infrastructure assets that you expect to hold and, with respect to assets that are not direct interests in real estate, please discuss your proposed treatment of such assets for purposes of Section 3(c)(5)(C).

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters
Relationship between NAV and Our Transaction Price and Repurchase Price, page 151

3.   We note the revisions made in response to prior comment 6. Please reconcile the revised disclosure, which states that you will provide notice of the transaction price when available on your website and directly to the financial intermediaries that participate in your private offering with the response to prior comment 3 footnote 2, which reflects that the company intends to file a Form 8-K to reflect such information.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Isabel Rivera at 202-551-3518 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Benjamin Wells